

June 19, 2014

Via E-mail
Alyson M. Mount
Chief Accounting Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

> **Re:** **Entergy Corporation**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-11299**

Dear Ms. Mount:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Notes to Financial Statements, page 57

Note 1. Summary of Significant Accounting Policies, page 57

Impairment, page 66

1. We note that Vermont Yankee was written down to $162 million as of March 31, 2012. We also note that on August 27, 2013, you announced your plan to close and decommission Vermont Yankee, and, as a result, recognized an impairment charge of $291.5 million to write down Vermont Yankee's $349 million carrying value to its $62 million fair value. Please explain the change in carrying value from $162 million at March 31, 2012 to $349 million in the third quarter of 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Yong Kim, Staff Accountant, at (202) 551-3323 if you have questions regarding our comment. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jason Niethamer   for

Jennifer Thompson
Accounting Branch Chief